Exhibit 16.1

April 29, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sirs/Madam:

We have read Item 16F of LightInTheBox Holding Co., Ltd. (the “Company”)’s Form 20-F dated April 29, 2019, and have the following comments:

1.              We agree with the statements made in the second and third sentences of paragraph 1, paragraphs 2 and 3, and the first sentence of paragraph 4 of Item 16F for which we have a basis on which to comment on, and we agree with, the disclosures.

2.              We have no basis on which to agree or disagree with the statements made in the first and fourth sentences of paragraph 1, the second sentence in paragraph 4 and entire paragraph 5 of Item 16F.

Yours sincerely,

/s/Deloitte Touche Tohmatsu Certified Public Accountants LLP

Beijing, the People’s Republic of China